

March 3, 2011

Mr. Anthony J. Cataldo
Chief Executive Officer
Green St. Energy, Inc.
123 Green St.
Tehachapi, CA 93561

      RE: **Green St. Energy, Inc.**
                Form 8-K dated January 24, 2011
                Filed February 15, 2011
                File No. 0-19944

Dear Mr. Cataldo:

      We have completed our review of your Form 8-K and related filings and do not have any further comments at this time.

                     Sincerely,

                     Jeffrey Jaramillo
                     Accounting Branch Chief